Lehman & Eilen
                                  ----LLP----
                                ATTORNEYS AT LAW
                            MISSION BAY OFFICE PLAZA
                                   SUITE 300
                               20283 STATE ROAD 7
                              BOCA RATON, FL 33498
                            www.securitiesattys.com
                                   ----------
                              TEL: (561) 237-0804
                              FAX: (561) 237-0803


BOB E. LEHMAN+
HOWARD S. EILEN+
HANK GRACIN++
   ---------
    COUNSEL
SCOTT D. STECHMAN+
LAWRENCE S. LEIBOWITZ+
   ---------
STEPHANIE G. SENZER+
STEVEN J. PAPPAS
KENNETH A. ADAMS
LANCE P. CHABUS
DANIEL J. REISER
BATYA GOODMAN

NEW YORK OFFICE:
----------------
SUITE 505
50 CHARLES LINDERGH BLVD.
UNIONDALE, NY 11553-3612

+ ADMITTED IN NEW YORK ONLY
++ ADMITTED IN NEW YORK & FLORIDA


                                                                  August 1, 2006

WRITER'S E-MAIL ADDRESS:
hgracin@lehmaneilen.com


VIA ELECTRONIC MAIL

Dr. Skender Fani
Walfischgasse 14
A-1010 Vienna
Austria

         Re: New Frontier Media, Inc.

Dear Skender:

         Your email of July 27, 2006, addressed to Michael Weiner and copied to the Board of Directors, has been referred to me for reply.

         In your letter of July 27, you state the following:

         "I was not in favor of raises for 2007.

         I also am against the proxy filed where it states compensation. After the board meeting June 2, 2006 there are higher salaries and longer terms and I feel this is misleading to the investors who are voting."

         Michael, Ken, and Karyn have employment agreements expiring March 31, 2007, the end of the 2007 fiscal year. They continue to be paid in accordance with these agreements.

         The Board has discussed extending the employment agreements, for an additional two years, through March 31, 2009. Upon signing extension agreements, Ken and Karyn would receive signing bonuses, payable in installments through the end of the 2007 fiscal year. Michael has not been offered a signing bonus. For Ken and Karyn, no signing bonus would be paid unless and until written extension agreements were executed.


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
Dr. Skender Fani
August 1, 2006
Page 2


         To date, no such agreements have even been presented to Ken, Karyn, or Michael, let alone executed by any of them. Until new agreements are executed, it would be premature to announce their existence or their expected terms.

         Your letter further states that "Ken threatened to leave if he did not get his way at the June meeting and that would be a material event had he done so and would have had to be reported immediately so why not the new terms and amounts?"

         Ken did not threaten to leave if he did not get his way. Ken said that he was unhappy with the initial compensation proposed by the Board in connection with the Board's offer to extend the term of Ken's employment beyond March 31, 2007. Ken indicated that in the event that the Board did not offer a more attractive compensation package, Ken would likely not agree to extend his employment with the company beyond the March 31, 2007 expiration of his current agreement. The Board considered Ken's comments and elected to offer increased fixed compensation to him. At no time did Ken threaten to leave the company before the expiration of his current agreement. Ken continues to perform under the terms of his existing agreement.

         Hopefully, the Board and Michael, Ken, and Karyn will conclude written agreements for extended terms of employment for Michael, Ken, and Karyn, respectively. At that time, it will be appropriate to disclose the existence of extended employment agreements.

         Your letter additionally refers to email from, and a phone conversation with, Melissa regarding amendments to the current employment agreements and " .
.. . numerous seemingly serious issues that may arise . . . ." You express that you did not want to have "any involvement with these negotiations."

         I am not aware of the serious issues to which you refer. As you said not long ago, it should not be difficult to draft extensions to the existing employment agreements. Your election not to be involved in the negotiation of the new employment terms was, of course, a matter for you to decide. However, your concern about "numerous seemingly serious issues" appears to be unfounded.

         Likewise, your conclusion that you cannot be effective in compensation matters, apparently based on your belief that the Board is inclined to make compensation decisions without your input, is misplaced. You participated by telephone in the last Board meeting until approximately the last hour or so of the meeting, when, as you later stated, your cell phone battery expired. Undoubtedly, the Board would have preferred that you continued your participation by land-line phone service, but, perhaps, that was not feasible because of the lateness of the hour at your European location. In your absence, the Board continued its deliberations and reached a strong consensus on the compensation and other issues remaining to be decided by the Board.

Dr. Skender Fani
August 1, 2006
Page 3

         It is regrettable that you have not been able to attend in person any of the last three Board meetings. Perhaps, your absence has contributed to your feeling of ineffectiveness as a Board member. I must say that whenever we were in attendance together at Board meetings, I observed that your comments were treated with utmost seriousness. Even at the last Board meeting, until your phone disconnected, you and the other Board members appeared to be reaching consensus through the Board's deliberations. Unfortunately, your premature disconnection prevented your continued participation in the Board's deliberations and its ultimate decisions.

         Your sense of pride at the accomplishments of the Board and management over recent years is well-deserved. I submit, however, that your apprehension that the focus of the company and its management has undergone a negative change is attributable to your substantially reduced involvement with the company in recent times. For example, your observation that ". . . some people are mainly interested in new contracts with `platinum parachute provisions', extensions and better terms in the event of a change in control," bears little relationship to the issues which were the subject of recent Board discussions concerning the extension of employment agreements. Indeed, to my knowledge, the term "platinum parachute" is not a term that has been mentioned by anyone connected with the Board's discussions. Moreover, while the consequences of a change in control would be an understandable concern for senior management, it is not anticipated that the amendments extending the terms of employment will have the net effect of providing substantially increased benefits to management in the event of a change of control.

         Finally, I know that your fellow Board members appreciate your service to the company during your years as a director. The company is especially grateful for your generous offer to assist the company in the future. The Board and its management are committed to doing all that they can in order to continue the company's successes. Thank you for your continued support and good wishes.


                                                       Kind regards,

                                                       /s/ Hank Gracin

                                                       Hank Gracin

cc:  New Frontier Media, Inc.



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